PEARLMAN SCHNEIDER LLP

Attorneys-at-Law

2200 Corporate Boulevard, N.W., Suite 210

Boca Raton, Florida 33431-7307

Telephone

James M. Schneider, Esq.

(561) 362-9595

Charles B. Pearlman, Esq.

Facsimile

Brian A. Pearlman, Esq.

(561) 362-9612

March 13, 2013

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:

Bright Mountain Holdings, Inc.

Registration Statement on Form 10

Filed January 31, 2013

File No. 000-54887

Ladies and Gentlemen:

On behalf of Bright Mountain Holdings, Inc. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated February 27, 2013. Each of our responses has been numbered to be consistent with the Comments on the Comment Letter. In addition, references to the location of the revisions within the Registration Statement have been included where appropriate.

General

Comment 1.

You disclose on page 1 that the Form 10 goes effective 60 days after the date it was filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934 and after that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934.  In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have addressed all our comments.  In addition, we will continue to review your filing until all our comments have been addressed.

Response:

The Company understands that it will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934 after 60 days from filing.

Comment 2.

It appears that there is another publicly reporting company named “Bright Mountain Holdings, Inc.,” which is an internet-based technology company headquartered in Fort Lauderdale, Florida that catalogues the internet and

March 13, 2013

operates a website that allows customers to select products by selecting categories of goods and services.  Please revise the forepart of this registration statement to clarify whether you have any relationship with this company or to eliminate any possible confusion with this other company or tell us why you believe such disclosure is not necessary.

Response:

The forepart of the registration statement has been revised to reflect that there is no relationship between the companies.

Comment 3.

Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your registration statement to:

•

Describe how and when a company may lose emerging growth company status;

•

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•

State your election under Section 107(b) of the JOBS Act:

o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response:

In response to comment 3, please see the insert on page 1.

Item 1.  Business, page 1

Comment 4.

Please clarify whether you are attempting to incorporate the information on external websites into this prospectus.  Please see our Use of Electronic

March 13, 2013

Media, Interpretive Release No. 34-42728 (Apr. 28, 2000) for further guidance regarding the use of hyperlinks in your registration statement.

Response:

We are not attempting to incorporate the information on external websites and have deleted the hyperlinks.

Comment 5.

Please provide copies of the industry publications, surveys, and other sources of statistics which you cite in this registration statement, clearly marking the relevant sections of these reports.  For each report, please also tell us:

•

how you confirmed that the data reflects the most recent available information;

•

whether the data is publicly available; and

•

whether you paid for the compilation of the data and, if you were affiliated with the preparation of the data in these studies, please ensure that your disclosure clearly indicates the nature of all such affiliations.

Response:

In response to comment 5, we are providing by supplement the following:

(a)

Traffic Forecast Update, 2012-2017.

(b)

Cisco Systems, Inc. Visual Networking Index

We have confirmed to our reasonable satisfaction that the data reflects the most recent available information. The data is publicly available. We did not pay for the compilation of the data and there are no affiliations.

Comment 6.

Please provide supplemental support for or recast as your belief:

•

Your statement on page 3 that portals supply free content and services that will attract sufficient visitors to make a profit from advertising alone;

•

Your statement on page 3 that the advertising model “appears to make a lot of sense;”

•

Your statement on page 4 that your website has “its own unique characteristics including design elements like colors, shapes, layout and typefaces;” and

•

Your statement on page 4 that your website can be described as “‘colorful,’ ‘quality,’ ‘fun,’ and ‘trustworthy.’”

Response:

In response to comment 6, please be advised as follows:

•

Support for “portals supply free content” is found in “The Industry Handbook:  The Internet Industry” at www.investopeida.com/feature/

March 13, 2013

industryhandbook/internet.asp. A copy is provided by supplement. We have deleted the last sentence of the paragraph concerning “profit from advertising alone”.

•

We have deleted the paragraph with “appears to make a lot of sense”.

•

With respect to the website having “its own unique characteristics …” we have inserted “management believes that it”

•

As to “colorful quality…” the sentence already states that it is in management’s opinion.

Revenue Sources

Comment 7.

Please revise to clarify the status of your revenue sources and whether you have already earned revenues from these sources.  For the sources of income from which you have not begun to earn revenues, please also revise to include a timeframe for when you expect to begin earning revenues from these sources and describe the steps you must take before you can begin earning those revenues.

Response:

In response to your comment 7 we have made revisions to the first paragraph on page 5.

Comment 8.

Please revise to clarify how you earn revenues through each of the sources indicated. For example:

•

Please clarify how you sell products through your website, including whether you own the products you sell and resell the products directly to your customers or if you sell the products through an agreement with another entity.

•

Please clarify whether customers can purchase a classified section from you, if the classified is posted on your website and if and how you earn revenues from your Yellow Pages directory.

•

Please clarify whether you have earned any revenues from the 4,000,000 resumes that have been posted to your website and whether all of the resumes were posted by the individuals to your website;

•

Please clarify who pays the fees you charge for the distribution of the coupons.

Response:

In response to comment 8 we have made revisions to the “revenue sources” section on page 5.

March 13, 2013

Item 2.  Financial Information

Results of Operations

For the year ended December 31, 2011 compared to the year ended December 31, 2010, page 16

Comment 9.

Please describe in quantitative terms the factors that led to the increase in operating expenses.

Response:

In response to comment 9 we have made revisions on page 16.

Liquidity and Capital Resources, page 16

Comment 10.

Please clarify the amount of capital you believe you will need to raise through additional equity or debt financing to fund your operations for the next 12 months.

Response:

In response to comment 10 we have clarified the amount of capital required on page 16 in the first paragraph of the “Liquidity and Capital Resources” section.

Item 5.  Directors and Executive Officers, page 18

Comment 11.

Please revise the business description of Todd F. Davenport to briefly describe the business of Oxira Medical, Inc.

Response:

In response to comment 11 we have described Oxira Medical on page 19.

Item 6.  Executive Compensation, page 20

Comment 12.

Please revise to include the disclosure required by Item 402(m) of Regulation S-K for the fiscal year ended December 31, 2012.

Response:

In response to comment 12 we have included the disclosure required by Item 402(m) on page 20.

Exhibits

Comment 13.

Please file the notes discussed on page 21.

Response:

In response to comment 13 we have included as exhibits the promissory notes.

March 13, 2013

On behalf of the Company, thank you for the courtesies extended by the Staff.

Sincerely,

Charles B. Pearlman